Monarch Financial Holdings, Inc. letterhead

December 1, 2010

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monarch Financial Holdings, Inc.
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Quarterly Report on Form 10-Q for the quarters ended March 31, 2010 and June 30, 2010
Filed March 31, 2010, May 11, 2010 and August 12, 2010
File No. 001-34565

Ladies and Gentlemen:

As confirmation of the telephone conversation between Mr. David Lin and counsel for Monarch Financial Holdings, Inc. (the “Company”), the Company respectfully submits this letter confirming that the due date for responding to the Staff’s comment letter dated November 10, 2010, with respect to the above referenced filings, has been extended until Friday, December 10, 2010.

If you have any questions please contact the undersigned at (757) 389-5111.

Thank you for your assistance.

Sincerely,

MONARCH FINANCIAL HOLDINGS, INC.

/s/ Brad E. Schwartz
Brad E. Schwartz
Chief Executive Officer